Exhibit 3

FOR RELEASE AUGUST 23, 2005	CONTACT: Ellen Hendrickson (403) 295-4555

NovAtel Inc. Updates Second Quarter 2005 Financial Results

(Calgary, Alberta, Canada, August 23, 2005)— NovAtel Inc. (NASDAQ: NGPS), a precise positioning technology company, today announced that since it released its financial results for the second quarter of 2005 on August 8, 2005, the Company has received additional information relating to a customer account which was previously thought to be uncollectible.  As a result of this information, the Company has reduced its allowance for uncollectible accounts receivable.

Based on this recent development, NovAtel is updating its financial results for the three and six month periods ended June 30, 2005, in compliance with Emerging Issues Task Force D-86: Issuance of Financial Statements.  The updated results for Canadian generally accepted accounting purposes for the three and six month periods ended June 30, 2005 are summarized below.  The complete unaudited interim financial statements can be obtained on the Company’s quarterly report filed under cover of Form 6-K with the U.S. Securities and Exchange Commission.

	Three months ended June 30, 2005 (unaudited)
	(Canadian $thousands, except per share data)
	Current	As Previously Reported
Revenue	$17,486	$17,486	No change
Operating Income	$4,319	$3,917
Net Income	$4,673	$4,271
Net Income per Share (Basic)	$0.56	$0.52
Net Income per Share (Diluted)	$0.53	$0.49

	Six months ended June 30, 2005 (unaudited)
	(Canadian $thousands, except per share data)
	Current	As Previously Reported
Revenue	$32,843	$32,843	No change
Operating Income	$7,654	$7,252
Net Income	$8,417	$8,015
Net Income per Share (Basic)	$1.02	$0.97
Net Income per Share (Diluted)	$0.96	$0.91

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. NovAtel, an ISO 9001 certified company, is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications. For more information, visit www.novatel.com.